July 29, 2024

Eric Wong
Chief Executive Officer
Nova Vision Acquisition Corp
2 Havelock Road #07-12
Singapore 059763

       Re: Nova Vision Acquisition Corp
           Form 10-K and Form 10-K/A for the Year Ended December 31, 2023 Filed March 4, 2024
           File No. 001-40713
Dear Eric Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Lawrence Venick